  EXHIBIT 99.1

GameSquare Holdings Reports Second Quarter 2023 Results

Record pipeline and recent contract wins expected to accelerate revenue growth in second half of 2023

Merger integration underway with $8 million of annualized cost savings expected in 2023

Company reiterates 2023 full-year guidance reflecting sales of $75 to $80 million,

and gross margins of 30% – 35%

August 14, 2023, Toronto, Ontario – GameSquare Holdings, Inc. (“GameSquare”, or the “Company”) (NASDAQ: GAME) (TSXV: GAME) today announced financial results for the three and six-months ended June 30, 2023.

“Throughout the second quarter we focused on completing the integration of the April 2023 merger with Engine Gaming, while optimizing our cost structure and combining our enhanced offerings and talent.  We removed an estimated $5 million of annualized operating costs during the quarter and we continue to expect to realize at least $8 million of total annualized cost savings by the end of the year as we drive efficiencies and cost synergies across our business.  By combining leading marketing, creative, and esports organizations with best-in-class data and technology assets, we have developed a differentiated platform that expands our capabilities and creates leading solutions for our global customers,” said Justin Kenna, CEO of GameSquare.

“Our newly acquired market intelligence and AI driven technology assets significantly enhance the value of our marketing services by combining data into our commercialization strategies.  This creates a powerful performance marketing platform that helps us improve our clients’ customer acquisition costs by expanding the effectiveness of our influencers and our campaigns.  As a result, we have seen both the number and average value of our pipeline increase over the past three months.  In addition, we have recently closed multiple seven figure, multi-year deals with customers across the healthcare, automotive, and CPG sectors,” Mr. Kenna continued.

“I am excited by the opportunities we are pursuing as we enter the seasonally strong second half of the year, supported by strong closed revenue quarter-to-date and 60% of annual revenue historically falling in the second half.  As a result, we expect sales in the second half to be between $47 million and $52 million, which combined with first-half pro-forma sales of $28 million are expected to produce full-year 2023 pro-forma sales of between $75 and $80 million.  We also expect annual gross margin in 2023 to range between 30% and 35%, which combined with additional cost saving actions are expected to help us reach profitability in the fourth quarter,” concluded Mr. Kenna.

Three months ending June 30, 2023, compared to June 30, 2022

•	Revenue of $14,238,810, compared to $6,655,892
•	Gross margin of $4,068,174, compared to $3,017,161
•	Net loss of $4,095,166, compared to a net loss of $2,524,825
•	Adjusted EBITDA loss of $4,084,862, compared to a loss of $1,296,131

Six months ending June 30, 2023, compared to June 30, 2022

•	Revenue of $19,189,523, compared to $11,695,966
•	Gross margin of $5,997,677, compared to $4,662,362
•	Net loss of $8,453,439, compared to a net loss of $6,518,454
•	Adjusted EBITDA loss of $6,440,697, compared to a loss of $4,038,303

Three months ending June 30, 2023, compared to Proforma March 31, 2023

•	Revenue of $14,238,810, compared to $13,743,347
•	Gross margin of $4,068,174, compared to $4,167,983
•	Net loss of $4,095,166, compared to a net loss of $12,250,604
•	Adjusted EBITDA loss of $4,084,862, compared to a loss of $5,145,947

Conference Call Details

Justin Kenna, CEO, Lou Schwartz, President, and Mike Munoz CFO are scheduled to host a conference call with the investment community.  Analysts and interested investors can join the call via the details below:

Date: Monday, August 14, 2023

Time: 5:00 pm ET

Webcast: https://services.choruscall.ca/links/gamesquare2023q2.html

Media and Investor Relations

Andrew Berger

Phone: (216) 464-6400

Email: IR@gamesquare.com

About GameSquare Holdings, Inc.

GameSquare Holdings, Inc. (NASDAQ: GAME | TSXV: GAME) is a vertically integrated, digital media, entertainment and technology company that connects global brands with gaming and youth culture audiences. GameSquare's end-to-end platform includes GCN, a digital media company focused on gaming and esports audiences, Cut+Sew (Zoned), a gaming and lifestyle marketing agency, USA, Code Red Esports Ltd., a UK based esports talent agency, Complexity Gaming, a leading esports organization, Fourth Frame Studios, a creative production studio, Mission Supply, a merchandise and consumer products business, Frankly Media, programmatic advertising, Stream Hatchet, live streaming analytics, and Sideqik a social influencer marketing platform. www.gamesquare.com

Forward-Looking Information

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the Company's future performance and revenue; continued growth and profitability; the Company's ability to execute its business plan; and the proposed use of net proceeds of the Offering. These forward-looking statements are provided only to provide information currently available to us and are not intended to serve as and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Forward-looking statements are necessarily based upon a number of estimates and assumptions which include, but are not limited to: the Company being able to grow its business and being able to execute on its business plan, the Company being able to complete and successfully integrate acquisitions, the Company being able to recognize and capitalize on opportunities and the Company continuing to attract qualified personnel to supports its development requirements. These assumptions, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: the Company's ability to achieve its objectives, the Company successfully executing its growth strategy, the ability of the Company to obtain future financings or complete offerings on acceptable terms, failure to leverage the Company's portfolio across entertainment and media platforms, dependence on the Company's key personnel and general business, economic, competitive, political and social uncertainties including impact of the COVID-19 pandemic and any variants. These risk factors are not intended to represent a complete list of the factors that could affect the Company which are discussed in the Company's most recent MD&A. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release. GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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GameSquare Holdings Inc. Second Quarter Financial Results

Unaudited Condensed Interim Consolidated Statements of Financial Position

	June 30, 2023	December 31, 2022
	$	$
ASSETS
Current
Cash	4,249,602	977,413
Restricted cash	47,465	-
Accounts and other receivables	14,115,331	8,331,120
Government remittances	1,146,493	-
Prepaid expenses and other current assets	1,459,381	788,227
	21,018,272	10,096,760
Non-Current
Investment at FVTPL	3,188,749	-
Property and equipment	2,790,738	3,001,883
Goodwill	23,710,499	-
Intangible assets	23,237,813	4,609,837
Right-of-use assets	2,198,025	2,385,330
	55,125,824	9,997,050
	76,144,096	20,093,810

	June 30, 2023	December 31, 2022
	$	$
LIABILITIES
Current
Accounts payable	17,729,367	4,848,854
Accrued liabilities	6,325,496	3,180,208
Consideration payable	30,000	260,000
Players liability account	47,465	-
Deferred revenue	2,070,323	1,092,982
Lease liabilities, current	729,575	336,229
Credit facility payable	-	802,328
Promissory notes payable	481,149	-
Warrant liability	276,544	-
Convertible debt, current	5,093,287	-
Arbitration reserve	730,109	-
	33,513,315	10,520,601

Convertible debt, non-current	1,566,804	-
Lease liabilities, non-current	2,182,499	2,362,448
Deferred tax liability	50,117	55,096
	3,799,420	2,417,544
	37,312,735	12,938,145

SHAREHOLDERS' EQUITY (DEFICIENCY)
Share capital	84,115,256	43,375,158
Contributed surplus	4,496,528	3,296,668
Warrants	20,000	1,925,238
Contingently issuable shares	-	131,184
Accumulated other comprehensive (loss) income	(380,406)	(269,053)
Deficit	(49,420,017)	(41,303,530)
	38,831,361	7,155,665
	76,144,096	20,093,810

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Unaudited Condensed Interim Consolidated Statements of Income (loss)

 and Comprehensive Income (loss)

	For the three months ended		For the six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
CONTINUING OPERATIONS	$	$	$	$
REVENUE
Revenue	14,238,810	6,655,892	19,189,523	11,695,966

Cost of sales	10,170,636	3,638,731	13,191,846	7,033,604
Gross profit	4,068,174	3,017,161	5,997,677	4,662,362

EXPENSES
Salaries, consulting and management fees	5,872,434	2,368,223	8,522,847	5,029,112
Player compensation	527,396	449,355	1,026,798	889,040
Professional fees	56,991	594,670	428,050	987,913
Advertising and promotion	475,270	176,627	651,656	459,065
Office and general	1,284,581	774,293	1,871,727	1,381,515
Technology expenses	158,914	-	158,914	-
Amortization and depreciation	1,034,804	678,060	1,626,164	1,360,618
Share-based payments	317,005	441,084	882,385	941,227
Interest expense	180,148	127,727	262,666	214,812
(Gain) loss on foreign exchange	(222,550)	(49,876)	(221,618)	(45,980)
Transaction costs	1,013,672	-	1,497,981	-
Arbitration settlement reserve	(739,644)	-	(739,644)	-
Restructuring costs	10,388	-	294,286	-
Legal settlement	183,724	-	183,724	-
Change in fair value of warrant liability	(1,710,878)	-	(1,710,878)	-
Change in fair value of convertible debt	(455,009)	-	(455,009)	-
	7,987,246	5,560,163	14,280,049	11,217,322
Net loss for the period before discontinued operations and taxes	(3,919,072)	(2,543,002)	(8,282,372)	(6,554,960)
Income tax recovery	-	18,177	5,027	36,506
Net loss for the period before discontinued operations	(3,919,072)	(2,524,825)	(8,277,345)	(6,518,454)

DISCONTINUED OPERATIONS
Gain (loss) from discontinued operations	(176,094)	-	(176,094)	-
Net loss for the period from discontinued operations	(176,094)	-	(176,094)	-
Net loss for the period	(4,095,166)	(2,524,825)	(8,453,439)	(6,518,454)

Other comprehensive loss
Items that will subsequently be reclassified to operations:
Foreign currency translation	(104,704)	(238,992)	(111,353)	(135,217)
Total comprehensive loss for the period	(4,199,870)	(2,763,817))	(8,564,792)	(6,653,671)

(Loss) profit for the period attributable to:
Owners of the parent	(4,095,166)	(2,524,825)	(8,453,439)	(6,532,172)
Non-controlling interest	-	-	-	13,718
	(4,095,166)	(2,524,825)	(8,453,439)	(6,518,454)

Basic and diluted net loss per share - continuing operations	(0.32)	(0.49)	(0.89)	(1.27)
Basic and diluted net loss per share - discontinued operations	(0.02)	-	(0.02)	-
Basic and diluted net loss per share	(0.34)	(0.49)	(0.91)	(1.27)
Weighted average number of common shares outstanding - basic and diluted	12,131,409	5,188,719	9,283,340	5,118,603

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Adjusted EBITDA Loss Reconciliation

We believe Adjusted EBITDA is a useful measure to assess the performance of the Company as it provides more meaningful operating results by excluding the effects of expenses that are not reflective of our underlying business performance and other one-time or non-recurring expenses. We define "Adjusted EBITDA" as EBITDA adjusted to exclude extraordinary items, non-recurring items and, other non-cash items, including, but not limited to (i) share based compensation expense, (ii) non-recurring arbitration settlement costs (iii) intangible and goodwill impairments and loss on disposal of assets (iv) loss from discontinued operations (v) transaction costs related to merger and acquisition activities, (vi) change in fair values on warrants and convertible debt and (vii) restructuring costs.

Reconciliation of Non-IFRS Measures

A reconciliation of EBITDA and Adjusted EBITDA to the most directly comparable measure determined under IFRS is set out below for the three and six months ended June 30, 2023 and 2022.

	For the three months ended	For the three months ended	For the six months ended	For the six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022

Net loss for the period	(4,095,166)	(2,524,825)	(8,453,439)	(6,518,454)
Interest expense	180,148	127,727	262,666	214,812
Income tax recovery	-	(18,177)	(5,027)	(36,506)
Amortization and depreciation	1,034,804	678,060	1,626,164	1,360,618
Share-based payments	317,005	441,084	882,385	941,227
Transaction costs	1,013,672	-	1,497,981	-
Arbitration settlement reserve	(739,644)	-	(739,644)	-
Restructuring costs	10,388	-	294,286	-
Legal settlement	183,724	-	183,724	-
Change in fair value of warrant liability	(1,710,878)	-	(1,710,878)	-
Change in fair value of convertible debt	(455,009)	-	(455,009)	-
(Gain) loss from discontinued operations	176,094	-	176,094	-
Adjusted EBITDA	(4,084,862)	(1,296,131)	(6,440,697)	(4,038,303)

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